UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of March 2014.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Files Shelf Registration Statement in Japan for Future Domestic Bond Issuances

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2014
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
IR@nidec.com

Released on March 28, 2014, in Kyoto, Japan

Nidec Files Shelf Registration Statement in Japan

for Future Domestic Bond Issuances

Nidec Corporation (NYSE: NJ, the “Company”) today announced that it has submitted a shelf registration statement for issuances of corporate bonds in Japan to the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan today, as the existing shelf registration statement for issuances of corporate bonds in Japan will expire on April 4, 2014. The shelf registration is expected to enhance the Company’s flexibility and agility in obtaining funding for the Company and its consolidated subsidiaries as an alternative source of funding in addition to financing through financial institutions and other sources and, through the further diversification of its funding sources, improve the Company’s financial stability.

A brief summary of the shelf registration is described below:

1.

Planned issue amount:

Up to JPY200 billion

2.

Expected effective period:

Two years from the effective date of the shelf registration (expected to be from April 5, 2014 to April 4, 2016)

3.

Planned use of proceeds:

Proceeds from any future issuances are expected to be used for equipment and machinery, for lending and investing purposes, for redemption and repayment of short-term and other corporate bonds and other debt, and for general corporate purposes, including working capital and other operating expenses.

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This press release has been prepared for the purpose of announcing the Company’s submission of a shelf registration statement in Japan. This press release is not an offer to sell or the solicitation of an offer to buy securities. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “1933 Act”).  The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the 1933 Act.

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